EXHIBIT 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES COMMENCEMENT OF TRADING ON NEW YORK STOCK EXCHANGE AND OPERATIONAL UPDATE

January 22, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that its shares opened for trading today on the New York Stock Exchange (“NYSE”), under the symbol “CPG”. KCG Americas LLC is the Designated Market Maker for Crescent Point shares.

“We’re excited about our NYSE listing and the added exposure to the U.S. and international investor base,” said Scott Saxberg, president and CEO of Crescent Point. “In recent years, we’ve grown significantly in the U.S. We’ve acquired assets in the Uinta Basin in Utah and the Bakken resource play in North Dakota, and we opened an office in Denver in 2011. Moving on to the NYSE really complements our strategic expansion and long-term plans for growth in the U.S.”

“We welcome Crescent Point Energy Corp. to the NYSE’s listed company community," said Scott Cutler, Executive Vice President & Head of Global Listings, NYSE Euronext.  “We congratulate Crescent Point on its first day of trading on the NYSE and look forward to a long-standing partnership with Crescent Point and its shareholders.”

OPERATIONAL UPDATE

As previously announced, Crescent Point exceeded its 2013 exit production guidance of 124,000 boe/d in fourth quarter. Strong growth continued in December and the Company estimates that it exited the year with a production rate greater than 126,500 boe/d. The Company has continued this momentum into an active start to 2014. Currently, Crescent Point has 24 drilling rigs in operation across its asset base, 19 of which are in the Company’s core Saskatchewan Bakken and Shaunavon resource plays. Cold weather this winter has not impacted the Company’s operations.

“We’re pleased with our first quarter results so far and feel we’re in a great position to deliver another strong year to our shareholders,” said Saxberg. “We’re focused on applying our 25-stage cemented liner completion techniques, which include the extended reach coil tubing unit technology, and applying waterfloods in all of our major unconventional oil fields. These technologies have been a driving force behind our multi-year track record of production and reserves growth, and we expect they’ll continue to give us a technical advantage as we proceed with our plans for the year.”

Crescent Point has set a $1.75 billion capital expenditures budget for 2014. Execution of the budget is expected to increase average daily production to 126,500 boe/d, with a 2014 exit production rate of 135,000 boe/d. The 2014 capital program is consistent with the Company’s five-year growth models, which forecast long-term production per share growth and dividend sustainability under a variety of commodity price scenarios.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

In particular, this press release contains forward-looking statements pertaining to the following: expected year end 2013 production rate; expected 2014 average daily and exit production rates and reserve growth; the expected technical advantages provided by the Company’s cemented liner techniques; expected capital expenditures in 2014; and expected production per share growth and dividend sustainability.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in Management’s Discussion and Analysis for the period ended September 30, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies”, “Future Changes in Accounting Policies” and “Outlook”. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risks set forth under the noted headings, which include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; rail interruptions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental  or transportation laws and regulations and changes in how they are interpreted and enforced; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry.

A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6